SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 — 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 29, 2003 Boardwalk Equities Inc.

By:	/s/ Paul Moon Paul Moon Director of Corporate Communications

LETTER TO SHAREHOLDERS

We are pleased to report to you on our record first quarter results, which represent a solid start to 2003. In the quarter, the Company continued to strategically expand its base of operations with additional acquisitions in the Montreal market and an expansion into the Gatineau/Ottawa market — another attractive new major market area for the Company.

Q1 2003 FINANCIAL AND OPERATING HIGHLIGHTS

Highlights of the Company’s results for the three months ended March 31, 2003 include:

•	Rental revenues increased 20.2% to $65.7 million
•	Net operating income (NOI) increased 10.3% to $40.7 million
•	Funds From Operations (FFO) increased 8.6% to $15.5 million. FFO from continuing operations, which excludes gains on property dispositions, increased 1.3% to $14.4 million
•	FFO per share increased 6.9% to $0.31 on a diluted basis.
•	FFO per share from continuing operations, which excludes gains on property sales, was unchanged at $0.29

Property sales contributed $1 million, or $0.02 per share to FFO in the first quarter of 2003 compared to nil in the same period last year. During the first quarter of 2002, Boardwalk received a $3.2 million non-recurring utility rebate, resulting from the sale of assets of the incumbent gas provider, which contributed $0.07 to FFO per share last year. Excluding this non-recurring rebate, as well as gains on property sales, the FFO per share comparison would be $0.29 compared to $0.22 last year, representing a 32% increase.

Some portfolio highlights for the first quarter include:

•	The average vacancy rate across the Company’s portfolio for the first quarter of 2003 was 4.9%, unchanged from the fourth quarter of 2002, and up from 4.8% in the first quarter of last year.
•	The average monthly rent realized in the first quarter of 2003 was $725 per unit, up $29, or 4.2% from the same period last year.
•	The average market rent for the Company’s properties at the end of March 2003 was an estimated $788 per unit per month which compares to the average in-place monthly rent per occupied unit of $754 for the first quarter of 2003. This translates into an estimated “loss-to-lease” of approximately $12.6 million, maintaining existing occupancy rate levels.
•	The “same-property” results for the Company’s stabilized properties showed rental growth of 1.7%, an increase in operating expenses of 17.5% and a decline in NOI of 5.7% compared to the same period last year. The year-to-year comparison is affected by the impact of a non-recurring gas utility rebate which was received in the first quarter of 2002 for a significant portion of the Company’s Alberta properties. Excluding the non-recurring rebate, the Company’s stabilized properties would have showed year-over-year rental growth of 1.7%, a decrease in operating expenses of 0.6% and NOI growth of 3.1%.

We are encouraged by the trends that we are seeing in our rental operations. A continued focus for the Company is on driving occupancies higher and we have seen an improvement in our portfolio occupancy rate every month so far this year. This is particularly encouraging as the winter and early spring are traditionally seasonally weak periods for absorption. We expect that our performance will continue to improve for the balance of this year as a result of a lower level of turnovers and improved occupancy rates.

In addition, the level of activity in the housing markets is showing signs of slowing. Our resident exit surveys are showing a reduction in the number of residents who are moving out due to home purchases. We have seen housing affordability start to erode as residential mortgage rates have climbed from levels earlier this year and as house prices have continued to escalate in many markets. In our two largest markets, Edmonton and Calgary, house prices have continued to increase — the average single-family home resale price in March 2003 was up approximately 6% year-over-year in Edmonton and almost 7.5% in Calgary.

There remains a substantial gap between our rents and the cost of home ownership. For example, according to a recent CMHC publication, the average mortgage payment would be close to $1,200 based on the average national resale price of a home last year. If one were to include all other costs of home ownership, including property taxes and utilities, that number would exceed $2,000 per month.

The rent level at the majority of our apartment communities is in the mid-priced range, averaging $725 per month in the first quarter. We believe that the moderate average level of our property rents provide greater stability and long-term appreciation potential to our overall portfolio as rents continue to gradually climb towards replacement cost levels.

CONTINUED PORTFOLIO EXPANSION

In the first quarter of 2003, the Company completed the acquisition of a total of 1,129 units at an acquisition price of approximately $54.0 million. These acquisitions include additional properties in the Montreal market and an apartment complex in Gatineau, Quebec.

The acquisition price equates to an average of approximately $47,800 per unit, and less than $65 per rentable square foot, which is estimated to be less than half of replacement cost. The properties acquired were:

Parc de la Montagne, Gatineau (Hull) — an apartment complex consisting of three concrete high-rise buildings with a total of 321 residential units and total rentable area of 204,000 square feet. The transaction closed on January 9, 2003. The acquisition price of $13.7 million equates to approximately $42,700 per unit.

Domaine d’Iberville Apartments, Montreal (Longueuil) — a luxury apartment complex which consists of four concrete high-rise buildings with a total of 720 residential units and a total rentable area of approximately 560,000 square feet. The acquisition was by way of a leasehold interest and the transaction closed on February 4, 2003. The acquisition price of $34.5 million equates to approximately $47,900 per unit.

600 Cote Vertu, Montreal (Saint Laurent) — a six-storey concrete building located in the Montreal suburb of Saint Laurent. The transaction closed on February 5, 2003. The property has 88 units and a total rentable area of approximately 68,000 square feet. The acquisition price of $5.8 million equates to approximately $65,900 per unit.

These acquisitions expand Boardwalk’s presence in the Montreal market to over 3,900 units, and the Company’s portfolio in the province of Quebec to over 4,500 units.

MAINTAINING FINANCIAL STRENGTH

As of March 31, 2003, the Company’s $1.34 billion of mortgage debt had an average maturity of 4.5 years, and the weighted average interest rate was 5.84%, down slightly from 5.88% at year-end. The Company’s debt-to-total-market-capitalization ratio was 65.1% as at March 31, 2003, which compares to 62.7% at the same time last year.

The Company’s interest coverage ratio, excluding gains, for the three-month period ended March 31, 2003, was 1.84 times compared to 1.92 times in the same period last year. The comparison is affected by the non-recurring utility rebate in the first quarter of last year. Excluding the non-recurring utility rebate, the interest coverage ratio last year, excluding gains, would have been 1.73 times.

QUARTERLY DIVIDEND

The Board of Directors declared a quarterly cash dividend of $0.02 (Canadian) per share on the outstanding common shares. The dividend is payable on June 9th, 2003 to shareholders of record at the close of business on May 26th, 2003. The dividend equates to an annual cash dividend rate of $0.08 per common share.

SUMMARY AND OUTLOOK

We remain positive and optimistic in terms of the Company’s outlook for the balance of the year, with occupancy and rental trends improving and continued above-average economic and job growth, as well as in-migration levels, in our largest markets. We have a quality portfolio that is concentrated in attractive markets. We have affirmed our fiscal 2003 guidance for FFO from continuing operations per share of $1.40 - $1.44.

With our solid balance sheet, rising cash flows and low payout ratio, Boardwalk continues to be well positioned to capitalize on future growth opportunities which may arise. We will continue to assess opportunities to expand our presence in our existing market areas and selectively look to expand our operations into attractive new market areas.

Since the beginning of 2002, Boardwalk has significantly broadened and strengthened its platform, including the establishment of a solid base of operations in major markets in the province of Quebec. As a result of this expansion, Boardwalk is now in major markets areas that have an apartment universe of over two and a half times that of all of the Company’s major markets at the beginning of 2002. We believe this will provide the Company greater access to expansion opportunities and has served to enhance the Company’s long-term growth potential.

We will continue to work hard to deliver consistent, sustainable and superior long-term growth in value and FFO per share for our shareholders.

Sincerely,

Sam Kolias President and C.E.O.	Mike Hough Senior Vice President

MANAGEMENT’S DISCUSSION AND ANALYSIS

Les Jardins de Merici, Quebec City, Quebec	Les Jardins de Merici, Quebec City, Quebec

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Boardwalk Equities Inc. (“Boardwalk”, the “Company” or the “Corporation”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2002 Financial Statements and the Notes thereto along with all other publicly posted information on the Company.

PERFORMANCE REVIEW

Boardwalk generates revenues, cash flows and earnings from two separate sources — rental operations and the sale of real estate properties.

Boardwalk’s most consistent, and largest, source of income comes from its rental operations. Income from this source is derived from leasing individual apartment units to customers with varying lease terms ranging from month-to-month to twelve-month leases.

The Company also generates additional income from the sale of selective real estate properties. The sale of these properties is part of Boardwalk’s overall operating strategy. The equity generated through the sale is utilized by the Corporation to acquire new rental properties, assist in its property value enhancement program, or acquire the Corporation’s common stock in public markets.

The Company assesses and measures segment operating results based on a performance measure referred to as “Funds From Operations” (“FFO”). “FFO” is a generally accepted measure of operating performance of real estate companies; however, it is a non-GAAP measurement. The Company calculates FFO by taking net earnings from continuing and discontinued operations and adding back non-cash items, including future income taxes and amortization. FFO is currently referenced on Boardwalk’s consolidated statement of cash flows and in Note 6 to the consolidated interim financial statements. The Corporation’s calculation methodology for FFO may differ from that of other real estate companies and REITs.

Effective January 1, 2003, the Corporation adopted the new Canadian accounting recommendations with respect to the disposal of long-lived assets on or after that date. As a result, the Corporation now presents FFO per share from continuing operations and FFO per share from discontinued operations, as well as total FFO per share. Previously, the Corporation distinguished between FFO per share from rental operations, FFO per share from property sales and total FFO per share. With the new recommendations, the results of operations and cash flows associated with the disposal of long-lived assets on or after January 1, 2003 is now a component of discontinued operations rather than a component of continuing rental operations.

The following chart discloses the computation of FFO from the amounts reported in the financial results for the Company for the three months ended March 31, 2003.

	March, 2003	March, 2002

Net earnings from continuing operations	$767	$1,921
Add
Earnings from discontinued operations	$751	$13
Deferred income taxes	$1,470	$1,415
Deferred income taxes on discontinued operations	$329	$6
Amortization	$12,175	$10,906

Total funds from operations	$15,492	$14,261

Funds from continuing operations (excluding property sales)	$14,412	$14,229

Total funds from operations — per share	$0.31	$0.29
Funds from continuing operations (excluding property sales) — per share	$0.29	$0.29

201 Corot, Nuns’ Island,
Montreal, Quebec

In the first quarter, the Company generated a total of $0.31 in funds from operations ($0.29 excluding discontinued operations) as compared to $0.29 for the same period last year ($0.29 excluding discontinued operations). The reader should note that for the three months ended March 31, 2002, a one-time utility refund of $3.2 million, or $0.07 per diluted share, was included in the financial results. If we were to exclude this one-time non-recurring refund, FFO per share from continuing operations would have increased by 32% on a year over year basis.

REVIEW OF RENTAL OPERATIONS

FOR THE THREE MONTHS ENDED	March 31,	March 31,
(in 000s, except per unit amounts)	2003	2002	Change

	(Unaudited)	( Unaudited)
Rental revenue	$65,707	$54,684	20.2%

Expenses:
Operating expenses	$8,239	$5,519
Utilities	10,233	10,292
Utilities rebate	—	(3,235)
Property taxes	6,512	5,201

	$24,984	$17,777	40.5%

Net operating income from continuing operations	$40,723	$36,907	10.3%

Per Unit
Average rent per month	$725	$696	4.2%
Occupied rental levels	$754	$731
Estimated market rent levels	$788	$751

RENTAL REVENUES

Included in rental revenues are amounts pertaining to revenue generated directly from the leasing of residential locations as well as interest generated from invested cash. The amount reported as interest income represents less than 1% of total rental revenue and, as such, has not been reported separately. All amounts reported on a per unit basis exclude interest in their determination. In accordance with the adoption of the new Canadian accounting recommendations, rental revenues and expenses now exclude, for the current and prior periods, the results of operations associated with properties sold on or after January 1, 2003.

Overall, Boardwalk’s rental revenues have increased by 20.2% for the three months ended March 31, 2003 versus the comparative period in the prior year. The increase is the result of internal growth, supplemented by revenues from the acquisition of units in the latter half of fiscal 2002 and the first quarter of 2003. These acquisitions were mainly in the province of Quebec, Canada.

Boardwalk’s estimated loss-to-lease, representing the difference between estimated market rents and actual occupied rents as of March 31, 2003, adjusted for current occupancy levels, totalled $12.6 million on an annualized basis. The reader is cautioned that market rents can be very seasonal and, as such, will vary from quarter to quarter. The significance of this change could materially impact the Corporation’s “estimated loss-to-lease” amount. The importance of this estimate, however, is that it can be an indicator of future rental performance assuming consistent economic conditions and or trends.

PORTFOLIO OCCUPANCY PERFORMANCE

In the first quarter of fiscal 2003, the Company’s overall vacancy rate was 4.9%. This rate was up slightly compared to March of last year with a vacancy rate of 4.8%. This rate was affected by two separate sources. Boardwalk’s Alberta portfolio reported increased vacancy rates compared to the prior period. As a counter force, Boardwalk’s recent entrance into the Quebec market, where vacancy rates are at or near record lows, assisted in pulling down the overall rate. This effect adds to the benefit of maintaining a diversified portfolio. The increase in vacancy in Boardwalk’s Alberta portfolio can be traced mainly to a more balanced market of supply and demand.

BOARDWALK’S PORTFOLIO VACANCY

	Q1 2003	Q1 2002	Q4 2002	Q3 2002	Q2 2002	Apr-03	Apr-02

Calgary	7.3%	6.3%	7.3%	6.1%	9.1%	7.6%	8.3%
Edmonton	5.6%	3.5%	4.9%	3.9%	4.5%	4.9%	4.7%
Kitchener	2.6%	2.8%	2.7%	2.5%	3.3%	3.0%	3.3%
London	3.6%	4.8%	4.4%	4.0%	4.6%	3.9%	4.5%
Other AB	7.6%	7.6%	8.5%	9.7%	10.8%	8.8%	10.0%
Regina	2.7%	5.5%	3.1%	4.2%	7.8%	3.7%	8.1%
Saskatoon	5.0%	5.1%	4.1%	3.9%	6.5%	6.0%	6.6%
Windsor	5.0%	5.0%	6.0%	5.0%	6.6%	4.1%	6.0%
Montreal	1.8%	—	1.7%	0.9%	0.2%	2.0%	—
Quebec City	0.3%	—	0.0%	—	—	0.6%	—
Longueuil	0.4%	—	—	—	—	0.4%	—

	4.8%	4.4%	4.9%	4.4%	5.9%	4.9%	6.3%

EXPENSES

Operating expenses are made up of costs directly associated with the operations of the rental portfolio. Overall, operating expenses have increased by 40.5% compared to those reported in the prior comparative three-month period. The increase was the combined effect of the recent property acquisitions, along with upward pressure on property taxes, insurance, employee turnover and personnel costs. Boardwalk’s utility charges were relatively flat for the first quarter, even though the overall portfolio increased dramatically. The reason for this was the significant decrease in natural gas pricing. For the first quarter of 2003, Boardwalk was paying approximately $5.40 per gigajoule used; this compares to a rate of $8.00 per gigajoule for the same period in fiscal 2002. The actual cost of the natural gas accounts for approximately 65% of the total natural gas bill. The remainder represents distribution, taxes and related fees.

Also of note was that during the first three months of fiscal 2002, Boardwalk was in receipt of a one-time rebate relating to the sale of the Viking-Kinsella producing assets. Specifically, as of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate to its Northern Alberta customers. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the proceeds from the sale of the Viking-Kinsella producing assets to ATCO’s northern customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

Parc de la Montagne,
Gatineau, Quebec

SAME PROPERTY RESULTS

With the significant acquisitions in Quebec over the last several quarters, Boardwalk’s overall percentage of stabilized properties has decreased to 82% from the 93% reported in the first quarter of fiscal 2002. As at March 31, 2003, a total of 25,064 units were classified as stabilized. Boardwalk defines a stabilized property as one that has been owned by the Company for a period of two years or greater at the reporting date. The following compares the “same-store” results for the three months ended March 31, 2003 with the same period in the prior year.

Domaine d’Iberville, Montreal (Longueuil), Quebec	Domaine d’Iberville, Montreal (Longueuil), Quebec

SAME PROPERTY RESULTS

						Net
	Rental		Utility		Operating	Operating
	Revenue	Utilities	Rebate	Other	Costs	Costs

Calgary	-2.6%	-23.3%	-100.0%	19.1%	1.3%	-4.1%
Edmonton	3.3%	-20.8%	-100.0%	21.5%	47.3%	-11.3%
Other AB	-0.9%	-19.7%	-100.0%	14.1%	35.2%	-12.1%
Ontario	4.7%	13.1%	—	5.1%	8.6%	1.1%
Saskatchewan	2.1%	-22.5%	—	6.9%	-5.8%	8.7%

	1.7%	-15.9%	-100.0%	14.3%	17.5%	-5.7%

Excluding One Time rebate	1.7%	-15.9%	0.0%	14.3%	-0.6%	3.1%

For the first quarter of 2003, posted same-store revenue growth of 1.7% was offset by an increase in overall operating costs of 17.5%. The significant increase in operating expenses is due mainly to the result of the one-time rebate from the sale of the Viking-Kinsella producing assets during the three months ended March 31, 2002. If we were to exclude this one-time rebate from the analysis, operating costs would have decreased by approximately 0.6%, resulting in an increase in same property NOI of approximately 3.1%.

ADMINISTRATION

Boardwalk’s administrative expenses increased by 24% over the comparative three-month period last year. The increase is the combined result of the increasing size of the overall portfolio, along with an increase in personnel costs.

FINANCING COSTS

Financing costs have increased by 13% compared to the first quarter of last year. The increase is the combined result of increasing the leverage on the Corporation’s existing portfolio, partially offset by lower market financing rates. At March 31, 2003, the Company’s weighted average interest rate was 5.84%. This compares with the rate of 6.04% reported at March 31, 2002.

DEFERRED FINANCING COSTS AMORTIZATION

The amounts reported here relate primarily to the amortization of CMHC premiums, which are paid as part of mortgage financing. Under current reporting requirements, if the Corporation replaces an existing mortgage with a new mortgage, all costs associated with the original mortgage, including the unamortized balance of the CMHC premium, are required to be charged to income in the period that this occurs. As a result of this, and due to the variable timing and strategy of each mortgage at maturity, the amounts reported will vary. The amount reported for this quarter is consistent with the amount reported in the comparable period last year.

AMORTIZATION

Overall, amortization reported for the current three-month period has increased from the comparative period of the prior year. The increase is the direct result of an increase in the size of the Corporation’s real estate portfolio. Amortization will also continue to increase as a result of the Corporation’s use of the “sinking fund method” of amortization, which results in higher depreciation charges as the buildings age.

REAL ESTATE ASSETS

During the first quarter of fiscal 2003, the Corporation acquired 1,129 units in the province of Quebec, Canada. Total purchase price of the acquisitions was $54.8 million, excluding a fair value adjustment to debt of $0.9 million. The acquisitions were funded through cash of approximately $42.5 million and the assumption of $12.3 million of debt. In addition, the Company disposed of a 40-unit property located in Edmonton, Alberta during the quarter for a sales price of approximately $3.0 million.

For the three months ended March 31, 2003, Boardwalk invested approximately $11.5 million back into its buildings in the form of project enhancements. The chart in the side bar details where these funds were allocated.

Included in these amounts is approximately $1.3 million of capitalized on-site wages and salaries, representing approximately 11.2% of total capital expenditures for the period. This amount is an estimate of site personnel cost in assisting with the completion of these capital projects.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial position continues to be strong, with the overall mortgage level reported at 81% of depreciated book value and with the portfolio at over 90% CMHC insured at March 31, 2003. Currently, Boardwalk has an unused operating facility with a major financial institution in the amount of $31 million, with a maximum limit not to exceed $100 million. The Company is expected to be able to refinance existing maturing mortgages, which will result in an additional $28 million added to our credit facility prior to the end of the fiscal year. The weighted average interest rate on the Company’s mortgages was 5.84% as at March 31, 2003. For the current period, Boardwalk’s interest coverage ratio from continuing operations was 1.84 times. This compares to the coverage ratio of 1.92 for the three months ended March 31, 2002. The decrease in the coverage ratios was mainly the result of the 2002 non-recurring rebate inclusion.

MORTGAGE SCHEDULE
(CDN$ THOUSANDS)

		Weighted Average
Fiscal Year	Balance at 3/31/2003	Interest rate

2003	$204,136	5.16%
2004	115,723	5.62%
2005	71,153	6.28%
2006	94,719	5.90%
2007	234,077	5.43%
2008	225,565	6.14%
2009	163,691	6.06%
2010	62,294	6.90%
2011	74,575	6.23%
2012	31,375	6.19%
2013	27,189	5.67%
Subsequent	33,094	6.36%

	$1,337,591	5.84%

600 Cote Vertu, Montreal
(Saint Laurent), Quebec

FINANCIAL OUTLOOK AND MARKET GUIDANCE

In its 2002 annual report, specific targets were set by the Corporation with respect to its fiscal 2003 overall financial performance.

Based on the results of Q1 2003, Boardwalk affirms it’s 2003 guidance of FFO from continuing operations of between $1.40 to $1.44 per share. Excluded in these amounts is the $0.02 generated from the property sale reported in the quarter.

In addition, Boardwalk affirms the total expected property acquisitions for 2003 to be between one to two thousand units.

FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and townhome rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading “Management’s Discussion and Analysis”. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

Respectfully,

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(CDN$ THOUSANDS)

As at

	March 31,	December 31,
	2003	2002
	(Unaudited)	(Audited)

Assets
Revenue producing properties	$1,658,776	$1,604,277
Properties held for development	7,149	7,038
Mortgages and accounts receivable	13,241	14,704
Other assets	13,739	13,723
Deferred financing costs	36,895	37,521
Segregated tenants’ security deposits	7,489	7,596
Cash and cash equivalents	2,086	23,631

	$1,739,375	$1,708,490

Liabilities
Mortgages payable	$1,337,591	$1,307,177
Accounts payable and accrued liabilities	17,628	21,498
Refundable tenants’ security deposits and other	10,356	10,496
Capital lease obligations	4,337	4,598
Future income taxes (NOTE 7)	65,127	62,976

	1,435,039	1,406,745

Shareholders’ Equity
Share capital (NOTE 5)	268,983	266,516
Retained earnings	35,353	35,229

	304,336	301,745

	$1,739,375	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias, Director	David V. Richards, Director

CONSOLIDATED STATEMENTS OF EARNINGS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

	(Unaudited)	(Unaudited)
Revenue
Rental income	$65,707	$54,684
Expenses
Revenue producing properties:
Operating expenses	$8,239	$5,519
Utilities	10,233	10,292
Utility rebate (NOTE 8)	—	(3,235)
Property taxes	6,512	5,201
Administration	5,852	4,727
Financing costs	18,973	16,763
Deferred financing costs amortization	664	527
Amortization	12,175	10,893

	$62,648	$50,687

Earnings from continuing operations before income taxes	$3,059	$3,997
Large corporations taxes	822	661

Future income taxes (NOTE 7)	1,470	1,414

Earnings from continuing operations	767	1,922
Earnings from discontinued operations, net of tax (NOTE 4)	751	12

Net earnings for the period	$1,518	$1,934

Basic earnings per share (NOTE 6)
from continuing operations	$0.02	$0.04
from discontinued operations	$0.01	$0.00

Basic earnings per share	$0.03	$0.04

Diluted earnings per share (NOTE 6)
from continuing operations	$0.02	$0.04
from discontinued operations	$0.01	$0.00

Diluted earnings per share	$0.03	$0.04

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(CDN$ THOUSANDS)

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

	(Unaudited)	(Unaudited)
Retained earnings, beginning of period	$35,229	$26,782
Net earnings for the period	1,518	1,934
Dividends paid	(1,002)	(2,477)
Premium on share repurchases	(392)	(583)

Retained earnings, end of period	$35,353	$25,656

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CDN$ THOUSANDS)

	3 months	3 months
	ended	ended
Cash obtained from (applied to):	March 31, 2003	March 31, 2002

	(Unaudited)	(Unaudited)
Operating activities
Net earnings for the period	$1,518	$1,934
Earnings from discontinued operations (NOTE 4)	(751)	(12)
Income taxes	1,470	1,414
Amortization	12,175	10,893

Funds from continuing operations	$14,412	$14,229

Funds from discontinued operations	33	32

Net change in operating working capital	(2,504)	$3,112
Net change in properties held for development	(111)	(133)

Total cash provided by operating activities	$11,830	$17,240

Financing activities
Issue of common shares for cash (net of issue costs)	$2,703	$1,112
Stock repurchase program	(628)	(1,045)
Dividends paid	(1,002)	(2,477)
Financing of revenue producing properties	42,803	85,181
Repayment of debt on revenue producing properties	(23,906)	(58,202)
Deferred financing costs incurred (net of deferred financing costs amortization)	(273)	(1,815)

	$19,697	$22,754

Investing activities
Purchases of revenue producing properties (NOTE 3)	$(42,518)	$(2,826)
Project improvements to revenue producing properties	(11,487)	(6,536)
Net cash proceeds from sale of properties	1,223	—
Technology for real estate operations	(290)	(554)

	$(53,072)	$(9,916)

(Decrease) increase in cash and cash equivalents balance during the period	$(21,545)	$30,078
Cash and cash equivalents, beginning of period	$23,631	$25,672

Cash and cash equivalents, end of period	$2,086	$55,750

Taxes paid	$816	$753

Interest paid	$18,853	$16,797

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(Tabular amounts in Cdn$ thousands, except number of shares and per share amounts unless otherwise stated)

NOTE 1 — BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Boardwalk Equities Inc. (the “Corporation”) have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2002, except as described in Note 2 below. These interim financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to annual financial statements and, therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

NOTE 2 — ACCOUNTING POLICY CHANGES

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect early adoption of the CICA exposure draft on section 3870 of the CICA Handbook. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively. If there are any further changes to the exposure draft, the Corporation will adjust the policy to reflect section 3870 in its final form.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there was no intrinsic value at the date of grant. Note 5 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three months ended March 31, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

DISPOSAL OF LONG-LIVED ASSETS

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement has been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period. The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 4.

DISCLOSURE OF GUARANTEES

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 10 for further disclosure on the Corporation’s guarantees.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified with the presentation of the current period, or as a result of accounting changes.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Acquisitions
Cash paid	$42,518	$2,826
Debt assumed	12,303	—

Total purchase price	$54,821	$2,826
Fair value adjustment to debt	869	—

Book value	$55,690	$2,826

Units acquired	1,129	60

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Dispositions
Cash received	$1,385	$—
Debt assumed by the purchaser	1,655	—

Total proceeds	$3,040	$—
Net book value	$1,993	$—

Gain on sales before income taxes	$1,047	$—

Units sold	40	—

NOTE 4 — DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

DISPOSAL OF LONG-LIVED ASSETS

During the current period, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the current period. Note 3 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following tables set forth the results of operations and cash flows associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

EARNINGS FROM DISCONTINUED OPERATIONS

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Revenue
Rental income	$86	$78
Expenses
Revenue producing properties:
Operating expenses	$4	$10
Utilities	17	4
Utility rebate (NOTE 8)	—	(1)
Property taxes	6	5
Administration	2	2
Financing costs	24	25
Deferred financing costs amortization	—	1
Amortization	—	13

	$53	$59

Operating earnings from discontinued operations before undernoted items and income taxes	$33	$19
Future income taxes	12	7
Operating earnings from discontinued operations	$21	$12
Gain on disposition	1,047	—
Future income taxes	(317)	—

Earnings from discontinued operations	$751	$12

NOTE 5 — SHARE CAPITAL

(a) Issued

	March 31, 2003		December 31, 2002

	Number	Amount	Number	Amount

Common shares outstanding (Thousands)	50,320	$268,983	50,109	$266,516

(b) Stock Options

The Corporation has a stock option plan that provides for the granting of options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31, 2002 — 10,643,636) common shares. The exercise price is equal to the market value of the common shares at the date of grant. As at March 31, 2003, there was a total of 3,133,172 (December 31, 2002 — 3,480,072) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $22.92 (December 31, 2002 — $9.11 to $22.92). These options expire up to August 28, 2012.

	March 31, 2003		December 31, 2002

		Weighted		Weighted
	3 months	average	12 months	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(254,200)	$10.63	(801,633)	$11.02
Forfeited	(92,700)	$18.43	(296,851)	$17.14

Outstanding, end of period	3,133,172	$12.43	3,480,072	$12.46

Options exercisable at period end

The following table summarized information about the options outstanding at March 31, 2003:

Options Outstanding				Options Exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
Range of		remaining	average		remaining	average
exercise	Number	contractual	exercise	Number	contractual	exercise
prices	outstanding	life (years)	price	exercisable	life (years)	price

$ 9.01 to $11.00	544,600	6.9	$9.46	502,800	6.9	$9.46
$11.01 to $13.00	1,830,222	6.3	$11.98	1,110,764	6.7	$11.90
$13.01 to $15.00	399,450	5.9	$14.02	284,012	5.3	$13.87
$15.01 to $17.00	274,900	6.1	$16.18	197,520	6.1	$16.27
$17.01 to $23.00	84,000	0.1	$21.58	84,000	0.1	$21.58

	3,133,172	6.2	$12.43	2,179,096	6.3	$12.36

The following table illustrates the impact on the Corporation’s net income and earnings per share if compensation expense had been recorded in the current and prior periods based on the fair value of all stock options granted on or after January 1, 2002:

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Compensation Costs	$(536)	$(318)
Net Earnings
As reported	$1,518	$1,934
Pro forma	$982	$1,616
Net Earnings per Common Share
Basic
As reported	$0.03	$0.04
Pro forma	$0.02	$0.03
Diluted
As reported	$0.03	$0.04
Pro forma	$0.02	$0.03

The fair value of options granted in the prior year was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Risk free interest rate	5.33%	5.83%
Expected lives (years)	7 - 10 years	7 - 10 years
Expected volatility	42.56%	42.64%
Dividend per share	$0.05	$0.05

NOTE 6 — PER SHARE CALCULATIONS

The Corporation has adopted a CIPPREC requirement to disclose a funds from operations (“FFO”) calculation versus the traditional cash flow from operations calculation. The following table sets forth the computation of basic and diluted earnings per share and FFO per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Numerator
Earnings from continuing operations	$767	$1,922
Earnings from discontinued operations	$751	$12
Funds from continuing operations	$14,412	$14,229

Funds from discontinued operations (includes gain on disposition)	$1,080	$32

Denominator
Denominator for basic earnings per share - weighted average shares	50,098	49,370

Effect of dilutive securities
Stock options	536	305

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,634	49,675

Basic and diluted earnings per share from continuing operations	$0.02	$0.04

Basic and diluted earnings per share from discontinued operations	$0.01	$0.00

Basic and diluted FFO per share from continuing operations	$0.29	$0.29

Basic and diluted FFO per share from discontinued operations	$0.02	$0.00

NOTE 7 — FUTURE INCOME TAXES

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Continuing operations	$1,470	$1,414
Discontinued operations	329	7

Total future income taxes	$1,799	$1,421

The future income tax expense is computed as follows:

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Tax expense based on expected rate of 37% (2002 - 36%)	$1,530	$1,421
Non-taxable portion of capital gain	(223)	—
Adjustment to future income tax liabilities	536	—
Adjustment for change in effective tax rate	(44)	—

Future income tax expense	$1,799	$1,421

The future income tax liability is calculated as follows:

AS AT	March 31, 2003	December 31, 2002

Tax assets related to operating losses	$69,066	$63,254
Tax liabilities related to differences in tax and book basis	(134,193)	(126,230)

Future income tax liability	$(65,127)	$(62,976)

NOTE 8 — UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO Gas to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming years.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2003, and the second contract runs from January 1, 2003 to September 30, 2004. In aggregate, these contracts provide the commodity at a price of $5.43/GJ. The remaining 25% supply will float at spot prices.

In Saskatchewan, the Corporation has a three-year physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

NOTE 10 — GUARANTEES

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure as at March 31, 2003 is approximately $8.2 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, as at March 31, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

NOTE 11 — SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s continuing operations by geographic location:

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Alberta
Revenue	$37,643	$37,775
Expenses
Operating	4,716	3,820
Utilities	5,316	6,836
Utility rebate	—	(3,225)
Property taxes	2,905	2,659

	12,937	10,090

Net operating income from continuing operations	$24,706	$27,685

Identifiable Assets
Revenue producing properties	$970,490	$981,166
Mortgages and accounts receivable	7,797	14,080
Deferred financing costs	24,962	26,093
Tenants’ security deposits	6,445	7,346

	$1,009,694	$1,028,685

Saskatchewan
Revenue	$8,454	$8,255
Expenses
Operating	1,157	915
Utilities	1,232	1,623
Property taxes	1,199	1,200

	3,588	3,738

Net operating income from continuing operations	$4,866	$4,517

Identifiable Assets
Revenue producing properties	$180,326	$180,968
Mortgages and accounts receivable	5	—
Deferred financing costs	4,634	5,383
Tenants’ security deposits	—	1,349

	$184,965	$187,700

Ontario
Revenue	$8,537	$8,189
Expenses
Operating	1,276	1,164
Utilities	1,977	1,775
Property taxes	1,351	1,322

	4,604	4,261

Net operating income from continuing operations	$3,933	$3,928

Identifiable Assets
Revenue producing properties	$215,408	$213,069
Mortgages and accounts receivable	492	1,092
Deferred financing costs	2,898	2,978

	$218,798	$217,139

	3 months	3 months
	ended	ended
	March 31, 2003	March 31, 2002

Quebec
Revenue	$10,550	$—
Expenses
Operating	1,121	—
Utilities	1,619	—
Property taxes	1,035	—

	3,775	—

Net operating income from continuing operations	$6,775	$—

Identifiable Assets
Revenue producing properties	$285,105	$—
Mortgages and accounts receivable	4,648	—
Deferred financing costs	4,369	—

	$294,122	$—

Total
Net operating income from continuing operations	$40,280	$36,130
Unallocated revenue*	438	387
Unallocated expenses**	(39,951)	(34,595)

Net income from continuing operations	$767	$1,922

Assets
Identifiable assets	$1,505,451	$1,433,524
Unallocated assets***	233,924	82,179

	$1,739,375	$1,515,703

*	Unallocated revenue includes interest income and other non-rental income from continuing operations.
**	Unallocated expenses include non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions from continuing operations.
***	Unallocated assets include properties held for development, cash, short-term investments and other assets.

CORPORATE INFORMATION

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 — 1 Street SW
Calgary, Alberta T2R 0W1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
Boardwalk Equities (Ontario) Inc.
Suite 220, 141 Adelaide Street West
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

OFFICERS AND MANAGEMENT

R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President,
Corporate Development

Jean Denis
Vice President, Quebec Acquisitions

John Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance
and Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President & Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Helen Mix
Vice President, Human Resources

Shaun Renneberg
Vice President, Capital Projects

Lisa Russell
Vice President, Western Acquisitions

Kelly Sadiura
Vice President, Customer Service
and Process Design

Kevin P. Screpnechuk
Senior Vice President, Rental Operations	SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 — 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 — 1 Street SW
Calgary, Alberta
T2R 0W1

BANKERS

TD Canada Trust
340 — 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 — 2 Street SW
Calgary, Alberta
T2P 0S7

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company of Canada
600, 530 — 8 Avenue SW
Calgary, Alberta
T2P 3S8

EXCHANGE LISTINGS

The Toronto Stock Exchange
The New York Stock Exchange

INVESTOR AND SHAREHOLDER
INFORMATION

Investor Relations
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: investor.bwalk.com
Email: investor@bwalk.com

Paul Moon
Director of Corporate Communications